07026381

Gateway Gold Corp.

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH, D.C. 182 SECTION

August 27, 2007

SUPPL

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Gateway Gold Corp. – File No. 082-35017

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Gateway Gold Corp. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 27 day of August, 2007.

GATEWAY GOLD CORP.

By: [signature]

Name: James Robertson
Title: Director

PROCESSED
SEP 1 8 2007
THOMSON FINANCIAL

cc Chris Doerksen, Dorsey & Whitney

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

RIVERSTONE RESOURCES INC.

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 8 2007 WASH, D.C. 182

August 27, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Riverstone Resources Inc. – File No. 082-35016

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Riverstone Resources Inc. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 27 day of August, 2007.

RIVERSTONE RESOURCES INC.

By: ______________________

Name: James Robertson
Title: Director

cc: Chris Doerksen, Dorsey & Whitney

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

PRIMARY
METALS
INC.

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH, D.C. 182 SECTION

August 27, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Primary Metals Inc. – File No. 082-35031

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Primary Metals Inc. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 27 day of August, 2007.

PRIMARY METALS INC.

By: ____________________

Name: James Robertson
Title: Director

cc: Chris Doerksen, Dorsey & Whitney

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

Gateway Gold Corp.

August 27, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

News Releases Dated:
- July 31, 2007

Interim Financial Statements for the period ended June 30, 2007
MD&A for the period ended June 30, 2007
CEO & CFO Certifications for the period Ended June 30, 2007

Sincerely,

per/ L. Stefan
James Robertson
Director

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

82-35017

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY TO DRILL LOWER PLATE SURFACE DISCOVERY AT MAC RIDGE PROSPECT

July 31, 2007 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that the 2007 work program has commenced on the Lower Mac Ridge prospect in northeastern Nevada *(see attached overview map)*. Gold in prospective Lower Plate rocks was discovered in a single outcrop late in 2005 by Company geologists. Rock chips collected from the outcrop returned gold values ranging from 1.17 g/t to 5.67 g/t. Work carried out in 2006 was successful in extending the gold-bearing Lower Plate rocks for a minimum distance of 560 metres (1,800 feet) and delineating Lower Plate stratigraphy over at least 3,000 metres (10,000 feet). Four hand-dug trenches all returned mineralized intervals ranging from 3.0 metres (10 feet) to 20 metres (65 feet) with average grades ranging from 0.98 g/t to 2.71 g/t. These wide-spread discoveries have established Lower Mac Ridge as one of the Company's most exciting prospects.

Permits for the 2007 program were received last week and the Company has mobilized a bulldozer to the property to repair the existing road and extend the road to the discovery area. Drill sites will then be prepared and drilling will start shortly thereafter. The Company is planning an initial program of 16 holes with an average depth of 130 metres.

"We are very excited about testing this discovery", commented Michael McInnis, President and CEO of Gateway Gold. "This is a brand new discovery of gold in outcropping Lower Plate and has a high potential for economic discovery".

Gateway Gold Corp is a mineral exploration company with an experienced management team and a solid track record of exploration success. The Company is focused on the discovery and development of gold deposits in Nevada, currently with six active exploration projects.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., President and CEO

For further information contact:
Michael D. McInnis, President
Tel: 604.801.6040

Website: www.gatewaygold.com
Raju Wani, Investor Relations – Tel: 403.240.0555
Ron Cooper, Investor Relations – Tel: 604.986.0112

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. and the Alberta Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States Forward-looking statements and forward looking information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements and forward looking information, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information and forward looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statement.


Historical Mac Ridge Open Pit Mine
New Discoveries
Inset Map
Rim Canyon
Peterson Creek
8500
9000
9500
8000
7500
N
500 0 500 Feet
Roads
Creeks
Private Land
Gateway Gold Claims
Known Mineralized Zones
Mac Ridge Pit

Gateway Gold Corp.
Mac Ridge Project
Overview Map

82-35017

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 June 2007

Unaudited

MANAGEMENT COMMENT

These interim consolidated financial statements for the six months ended June 30, 2007 have been prepared by management and have not been subject to review by the Company's auditors.

Gateway Gold Corp. Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS		30 June 2007		31 December 2006
Current				
Cash	$	3,894,856	$	5,576,252
Amounts receivable		41,921		28,749
Prepaid expenses		31,017		57,476
		3,967,794		5,662,477
Reclamation Bonds		363,944		398,104
Mineral Property Costs – *Schedule (Note 4)*		24,849,130		23,524,755
Property, Plant and Equipment *(Note 5)*		386,034		81,269
	$	29,566,902	$	29,666,605

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	205,761	$	72,811
- related parties		10,864		3,355
		216,625		76,166

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		31,776,959		31,636,010
Contributed Surplus *(Note 6c)*		5,615,155		5,115,435
Deficit - *Statement 2*		(8,041,837)		(7,161,006)
		29,350,277		29,590,439
	$	29,566,902	$	29,666,605

Commitments *(Note 10)*

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
____________________, Director

"James Robertson"
____________________, Director

- See Accompanying Notes -

Gateway Gold Corp. <u>Statement 2</u>

Interim Consolidated Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2007	2006	**2007**	2006
Expenses (Income)				
Amortization	**$ 5,317**	$ 5,766	**$ 10,056**	$ 11,491
Consulting fees	**19,425**	875	**27,113**	1,050
Foreign exchange loss	**38,863**	12,788	**45,859**	11,912
General exploration	**1,156**	1,359	**9,749**	1,359
Management fees	**15,000**	30,000	**30,000**	77,000
Office recoveries	**(12,000)**	(12,000)	**(24,000)**	(24,000)
Office, rent and miscellaneous	**30,546**	25,757	**64,717**	50,882
Professional fees	**36,178**	46,441	**70,586**	67,136
Promotion and public relations	**51,973**	65,364	**108,979**	162,210
Salaries and wages	**59,459**	55,912	**117,489**	84,057
Stock-based compensation *(Note 6e)*	**378,746**	107,067	**461,825**	277,481
Stock exchange and filing fees	**1,454**	669	**16,636**	17,955
Telephone and facsimile	**2,260**	2,502	**5,456**	5,032
Transfer agent and shareholder information	**7,277**	10,046	**11,462**	20,532
Travel and accommodation	**9,398**	17,351	**15,015**	36,974
Loss Before the Under-Noted	**645,052**	369,897	**970,942**	801,071
Interest income	**(41,323)**	(91,824)	**(90,111)**	(105,793)
Loss for the Period	**603,729**	278,073	**880,831**	695,278
Deficit - beginning of period	**7,438,108**	6,472,712	**7,161,006**	6,055,507
Deficit – End of Period	**$ 8,041,837**	$ 6,750,785	**$ 8,041,837**	$ 6,750,785
Loss Per Share - Basic and Diluted	**$ 0.02**	$ 0.01	**$ 0.03**	$ 0.03
Weighted-Average Shares Outstanding	**32,706,170**	29,740,552	**32,677,275**	26,237,752

- See Accompanying Notes -

Gateway Gold Corp.

Statement 3

Interim Consolidated Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 June 2007	2006	For the Six Months Ended 30 June 2007	2006
Operating Activities				
Loss for the period	$ (603,729)	$ (278,073)	$ (880,831)	$ (695,278)
Items not affecting cash				
Amortization	5,317	5,766	10,056	11,491
Stock-based compensation	378,746	107,067	461,825	277,481
	(219,666)	(165,240)	(408,950)	(406,306)
Net change in non-cash working capital				
Amounts receivable	(17,438)	1,616	(13,172)	(4,516)
Prepaid expenses	9,612	3,516	26,459	4,465
Accounts payable and accrued liabilities				
- trade	4,262	(5,133)	4,899	11,354
- related parties	10,864	1,468	7,509	2,769
	(212,366)	(163,773)	(383,255)	(392,234)
Investing Activities				
Reclamation bonds	30,471	(71,791)	34,160	(73,073)
Mineral property costs	(678,013)	(474,246)	(1,083,980)	(1,059,375)
Property, plant and equipment	(11,375)	(354)	(314,821)	(1,163)
	(658,917)	(546,391)	(1,364,641)	(1,133,611)
Financing Activities				
Share capital issued for cash	-	11,889,340	66,500	11,889,340
Share subscriptions received	-	(5,270,787)	-	-
Share issuance costs	-	(618,120)	-	(618,120)
	-	6,000,433	66,500	11,271,220
Increase (Decrease) in Cash	(871,283)	5,290,269	(1,681,396)	9,745,375
Cash position - beginning of period	4,766,139	7,089,005	5,576,252	2,633,899
Cash Position - End of Period	$ 3,894,856	$ 12,379,274	$ 3,894,856	$ 12,379,274

Supplementary Disclosure of Non-Cash Investing and Financing Transactions	Three Months 2007	2006	Six Months 2007	2006
Shares issued for mineral properties	$ -	$ 70,000	$ 24,000	$ 70,000
Increase (decrease) in mineral property accounts payable	$ (152,729)	$ 528,070	$ 128,051	$ 241,234
Fair value of stock options exercised	$ -	$ -	$ 50,449	$ -
Stock-based compensation recorded as mineral property costs	$ 47,319	$ 41,699	$ 88,344	$ 95,228

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2007	2006	**2007**	2006
Big Springs, Nevada				
Camp and general	**$ 42,567**	$ 58,158	**$ 104,150**	$ 81,559
Consulting	**-**	6,044	**8,377**	20,063
Drilling	**2,036**	391,448	**2,036**	397,216
Environmental and permitting	**47,783**	28,321	**109,256**	62,441
Engineering	**27,361**	31,780	**27,361**	31,780
Geochemical	**2,175**	5,226	**6,805**	10,245
Geological	**20,845**	98,395	**70,783**	188,996
Helicopters	**-**	-	**-**	2,661
Option payments *(Note 4a and 6b)*	**-**	23,333	**-**	23,333
Project management	**-**	12,866	**-**	23,852
Reclamation	**357**	3,951	**357**	3,951
Remediation	**67,811**	-	**491,581**	-
Report preparation	**7,550**	256	**26,135**	256
Roadwork	**-**	19,075	**-**	22,458
Staking	**-**	323	**-**	1,709
Stock-based compensation *(Note 6e)*	**4,732**	20,850	**8,834**	47,615
Surveying	**-**	1,235	**-**	1,710
Transportation	**27,106**	19,467	**36,087**	34,060
	250,323	720,728	**891,762**	953,905
Dorsey Creek, Nevada				
Camp and general	**126**	1,367	**126**	3,501
Consulting	**-**	1,869	**-**	7,208
Drilling	**-**	7,033	**-**	9,505
Environmental and permitting	**474**	4,965	**474**	10,549
Geological	**-**	1,075	**-**	4,606
Reclamation	**357**	-	**357**	-
Stock-based compensation *(Note 6e)*	**-**	4,170	**-**	9,523
Surveying	**-**	-	**-**	217
Transportation	**934**	660	**934**	1,846
	1,891	21,139	**1,891**	46,955
Golden Dome, Nevada				
Camp and general	**30,132**	24,478	**32,766**	29,533
Consulting	**-**	3,271	**1,757**	6,702
Drilling	**62,993**	180,428	**62,993**	180,428
Environmental and permitting	**3,773**	15,888	**4,497**	32,854
Geochemical	**4,108**	4,284	**7,791**	4,284
Geological	**17,551**	7,673	**26,521**	13,889
Helicopters	**-**	1,352	**-**	4,013
Option payments *(Note 4a and 6b)*	**-**	23,334	**-**	23,334
Project management	**9,032**	11,968	**13,382**	22,954
Roadwork	**5,282**	13,525	**5,282**	13,525
Staking	**-**	27,063	**-**	28,449
Stock-based compensation *(Note 6e)*	**18,927**	10,425	**35,337**	23,807
Surveying	**3,426**	1,235	**3,426**	1,450
Transportation	**8,881**	8,052	**9,583**	10,798
	164,105	332,976	**203,335**	396,020
Balances Carried Forward	**$ 416,319**	$ 1,074,843	**$ 1,096,988**	$ 1,396,880

- See Accompanying Notes -

Gateway Gold Corp.

Schedule - *cont'd*

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2007	2006	**2007**	2006
Balances Brought Forward	**$ 416,319**	$ 1,074,843	**$ 1,096,988**	$ 1,396,880
Island Mountain, Nevada				
Camp and general	**316**	148	**316**	1,008
Environmental and permitting	**1,332**	1,137	**1,332**	6,980
Geochemical	**130**	429	**288**	429
Option payments *(Note 4a and 6b)*	**-**	23,333	**-**	23,333
Reclamation	**2,032**	-	**2,032**	-
Transportation	**346**	126	**346**	1,143
	4,156	25,173	**4,314**	32,893
Jack Creek, Nevada				
Camp and general	**-**	-	**-**	29
Geological	**-**	-	**-**	262
	-	-	**-**	291
Mac Ridge, Nevada				
Camp and general	**5,494**	624	**5,722**	1,999
Consulting	**-**	1,869	**-**	8,519
Drilling	**-**	-	**-**	-
Environmental and permitting	**3,922**	-	**3,922**	-
Geochemical	**1,738**	3,317	**1,738**	3,317
Geological	**35,105**	1,812	**38,316**	7,532
Project management	**1,647**	-	**1,647**	-
Roadwork	**4,129**	-	**4,129**	-
Stock-based compensation *(Note 6e)*	**9,464**	6,254	**17,669**	14,283
Surveying	**2,918**	-	**2,918**	-
Transportation	**8,042**	123	**8,042**	123
	72,459	13,999	**84,103**	35,773
Carlin East, Nevada				
Acquisition costs	**-**	-	**3,204**	-
Camp and general	**13,169**	-	**16,938**	-
Consulting	**-**	-	**3,515**	-
Drilling	**1,643**	-	**1,643**	-
Geochemical	**5,006**	-	**5,006**	-
Geological	**15,064**	-	**15,064**	-
Geophysical	**2,745**	-	**7,197**	-
Helicopters	**2,130**	-	**2,130**	-
Option payments *(Note 4c and 6b)*	**-**	-	**24,000**	-
Project management	**494**	-	**494**	-
Staking	**18,283**	-	**25,750**	-
Stock-based compensation *(Note 6e)*	**14,196**	-	**26,504**	-
Surveying	**2,240**	-	**2,240**	-
Transportation	**4,699**	-	**5,285**	-
	79,669	-	**138,970**	-
Costs for the Period	**572,603**	1,114,015	**1,324,375**	1,465,837
Balance - beginning of period	**24,276,527**	16,183,764	**23,524,755**	15,831,942
Balance - End of Period	**$ 24,849,130**	$ 17,297,779	**$ 24,849,130**	$ 17,297,779

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002 as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which has been accounted for using the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December 2006.

c) Financial Instruments

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Section 1530, *Comprehensive Income* and Section 3865, *Hedges.* These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on these financial statements.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bonds and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is a cash payment of $10,000 (paid) and a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 30 June 2007, the Company has issued 800,000 shares. In addition, the Company must incur $70,000 in expenditures on the properties each year (incurred to date) until the share issuances are completed.

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and several of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement. The Company has granted an arms length party the option to earn up to a 70% interest in the Jack Creek property by incurring US$1,000,000 in exploration expenditures before 1 March 2009.

c) The Company has signed an agreement to acquire a 100% interest in mineral claims comprising the Carlin East property. At its option, the Company may earn its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 25,000	-	$ -
Upon regulatory approval *(issued)*	-	30,000	-
On or before 30 November 2007	50,000	40,000	250,000
On or before 30 November 2008	75,000	50,000	250,000
On or before 30 November 2009	100,000	50,000	500,000
On or before 30 November 2010	100,000	100,000	1,000,000
On or before 30 November 2011	100,000	100,000	1,000,000
	$ 450,000	370,000	$ 3,000,000

The property is subject to a net smelter return royalty of 2% or 3%, depending on the price of gold. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $150,000. Subject to certain conditions, should the Company confirm a resource of at least 500,000 ounces of gold on the property, it will be required to issue an additional 630,000 shares to the optionor.

4. Mineral Property Costs - *Continued*

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	Total 30 June 2007	Total 31 December 2006
Mineral Properties, Nevada, USA				
Big Springs	$ 200,024	$ 13,853,307	$ 14,053,331	$ 13,161,569
Dorsey Creek	-	2,440,282	2,440,282	2,438,391
Golden Dome	275,099	4,759,134	5,034,233	4,830,898
Island Mountain	209,502	2,165,942	2,375,444	2,371,130
Jack Creek	128,725	141,466	270,191	270,191
Mac Ridge	20,412	401,457	421,869	337,766
Carlin East	83,407	170,373	253,780	114,810
	$ 917,169	$ 23,931,961	$ 24,849,130	$ 23,524,755

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	30 June 2007 Net Book Value	31 December 2006 Net Book Value
Furniture and fixtures	$ 87,747	$ 43,178	$ 44,569	$ 49,520
Computer equipment	57,435	29,918	27,517	19,251
Field equipment	15,399	6,885	8,514	9,461
Leasehold improvements	6,509	4,123	2,386	3,037
Land	303,048	-	303,048	-
	$ 470,138	$ 84,104	$ 386,034	$ 81,269

6. Share Capital

a) Authorized share capital consists of an unlimited number of common shares without par value.

b) Issued and outstanding:

	30 June 2007		30 June 2006	
	Number	Amount	Number	Amount
Balance – beginning of period	32,486,170	$ 31,636,010	22,696,032	$ 20,258,145
Issued and fully paid:				
Private placement – brokered *(i)*	-	-	4,000,000	5,000,000
Private placement – non-brokered *(i)*	-	-	5,511,472	6,889,340
Finders' fees *(i)*	-	-	78,666	-
Exercise of options	190,000	66,500	-	-
Share issuance costs	-	-	-	(618,120)
Property shares *(Note 4c)*	30,000	24,000	200,000	70,000
Fair value of stock options exercised *(Note 6e)*	-	50,449	-	-
Balance – end of period	32,706,170	$ 31,776,959	32,486,170	$ 31,599,365

6. Share Capital - *Continued*

b) Issued and outstanding: *(Continued)*

(i) During the prior period, the Company raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. In addition to corporate finance fees, legal costs and filing fees, the Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. The Company also issued 78,666 Units as finder's fees.

c) **Contributed Surplus**

Details are as follows:

	2007	2006
Balance - beginning of period	$ 5,115,435	$ 4,324,326
Stock-based compensation *(Note 6e)*	550,169	372,709
Fair value of stock options exercised in period *(Note 6e)*	(50,449)	-
Balance - end of period	$ 5,615,155	$ 4,697,035

d) **Stock Options**

Details of stock option activities are as follows:

	2007	2006
Balance - beginning of period	4,357,250	3,512,250
Granted	1,450,000	845,000
Exercised	(190,000)	-
Expired	(685,000)	-
Balance - end of period	4,932,250	4,357,250

At 30 June, the Company had stock options outstanding as follows:

	Grant Date	2007	2006	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	-	100,000	$ 0.35	17 June 2008
Director	26 March 2003	-	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	62,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	495,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	145,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	675,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	50,000	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	50,000	$ 1.31	11 August 2010
Employees and consultants	28 February 2006	680,000	680,000	$ 1.49	28 February 2011
Directors, officers, employees	30 May 2006	165,000	165,000	$ 1.40	30 May 2011
Directors and officers	27 April 2007	1,350,000	-	$ 0.81	27 April 2012
Consultant	26 June 2012	100,000	-	$ 0.69	26 June 2012
		4,932,250	4,357,250		

6. Share Capital - *Continued*

d) Stock Options - *Continued*

The outstanding options have a weighted-average exercise price of $1.37 and the weighted-average remaining life of the options is 2.73 years. As at 30 June 2007, 4,297,875 (2006 – 3,665,375) of these options had vested.

e) Stock-Based Compensation

For the periods ended 30 June, the Company issued stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2007		2006
Total options granted		1,450,000		845,000
Weighted-average exercise price	$	0.80	$	1.47
Estimated fair value of compensation	$	839,163	$	948,547
Estimated fair value per option	$	0.58	$	1.12

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	4.19%	4.09%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	100%	100%
Expected option life in years	5.00	5.00

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2007		2006
Number of options vested in period		586,250		493,750
Stock-based compensation expense	$	461,825	$	277,481
Capitalized to mineral properties		88,344		95,228
Total compensation recognized for the period		550,169		372,709
Transfer to share capital – options exercised *(i)*		(50,449)		-
Net addition to contributed surplus for the period	$	499,720	$	372,709

(i) During the period, 190,000 (2006 – nil) options were exercised for which the related fair value has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

6. Share Capital - *Continued*

f) Warrants

Details of share purchase warrant activities are as follows:

	2007	2006
Balance - beginning of period	5,215,069	-
Issued	-	5,215,069
Exercised	-	-
Expired	(5,215,069)	-
Balance - end of period	-	5,215,069

At 30 June, the Company had share purchase warrants outstanding to purchase common shares as follows:

2007	2006	Exercise Price	Expiry Date
-	2,795,069	$ 1.60	10 Apr 2007
-	2,000,000	$ 1.60	21 Apr 2007
-	280,000	$ 1.25	28 Apr 2007
-	140,000	$ 1.60	21 Apr 2007
-	5,215,069		

7. Related Party Transactions

During the period, the Company conducted transactions with related parties, not otherwise disclosed in these financial statements, as follows:

a) paid or accrued $104,336 (2006 - $123,000) in management fees and salaries to directors and companies controlled by directors;

b) paid or accrued $32,615 (2006 - $104,070) in legal fees and disbursements to a law firm, a partner of which is a director of the Company;

c) received or accrued $24,000 (2006 - $24,000) in office rent and expense recoveries from a company with directors in common.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the periods ended June 30 are as follows:

		2007		2006
Loss before income taxes for accounting purposes	$	(880,831)	$	(695,278)
Adjustments for differences between accounting and taxable income:				
Amortization		8,410		10,056
Stock-based compensation		461,825		277,481
Non-deductible and other items		(196,734)		(180,013)
Consolidated loss for tax purposes		(607,330)		(587,754)
Tax rate		34.1%		34.1%
Expected tax recovery for the period		(207,100)		(200,424)
Increase (decrease) in taxes due to:				
Foreign income at different tax rates		112		29
Current valuation allowance		206,988		200,395
Tax recovery for the period	$	-	$	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2006 are as follows:

Non-capital loss carry-forwards	$	2,381,743
Mineral property expenditures		6,183,853
Property, plant and equipment		45,607
Other		263,575
		8,874,778
Valuation allowance		(8,874,778)
	$	-

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2016 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. Segmented information by geographic region is as follows:

30 June 2007	Canada	United States	Consolidated
Segment revenue	$ -	$ -	$ -
Segment operating income (loss)	$ (855,860)	$ (24,971)	$ (880,831)
Capital expenditures	$ 11,773	$ 1,627,423	$ 1,639,196
Identifiable assets	$ 3,732,058	$ 25,834,844	$ 29,566,902

30 June 2006	Canada	United States	Consolidated
Segment revenue	$ -	$ -	$ -
Segment operating income (loss)	$ (689,505)	$ (5,773)	$ (695,278)
Capital expenditures	$ 1,162	$ 1,465,838	$ 1,467,000
Identifiable assets	$ 12,561,227	$ 17,639,459	$ 30,200,686

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises. Minimum future annual lease payments (based on 2006 operating costs) are as follows:

Fiscal Year		Amount
2007	$	70,657
2008		73,573
2009		25,010
	$	169,240

b) The Company has contracts with management that call for an aggregate of $19,167 per month. One contract is for a rolling three-year term that renews automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate this contract without cause, it would become liable for the total amount payable under the contract for the remaining term. The second contract calls for severance obligations equal to 12 months of remuneration plus one additional month of remuneration for every year of service to the date of termination.

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Six-Month Period Ended June 30, 2007

Dated August 10, 2007

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the six months ended June 30, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement (the "Big Springs" agreement) for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The Big Springs agreement requires the Company to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of between 2 and 3% is also payable on any production from the properties. The Company has met all expenditure requirements to date, and has issued 800,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the Big Springs agreement.

The Company has also signed an agreement whereby it was granted the option to acquire a 100% interest in the Carlin East property. The Company has paid US$25,000 and issued 30,000 shares to the optionor. To earn its interest, the Company must make additional cash payments of US$425,000, issue an additional 340,000 shares, and incur exploration expenditures of US$3,000,000 over the next five years. The property is subject to a net smelter return royalty of 2% or 3%, depending on the price of gold. The agreement also provides that, subject to certain conditions, should the Company confirm a resource of at least 500,000 ounces of gold on the property, it will be required to issue an additional 630,000 shares to the optionor.

MINERAL EXPLORATION

On the **Big Springs** property, drilling from 2003 to 2005 encountered significant gold intersections in several different zones. These intercepts demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic. In late 2005, Gustavson Associates LLC of Boulder, CO were commissioned to provide an estimate of the gold resource within the various zones.

In January 2006, Gustavson Associates completed a global resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects. The resource estimate was based on the Company's drill hole database and on a database of nearly 2,000 holes acquired from AngloGold North America and its predecessors who were the previous operators.

The results of this estimate are considered to be in the inferred category and are summarized in the following table:

Table 1-1	**Summary of Inferred Resources - Big Springs**			
Cutoff Grade opt Gold	**Total Tons**	**Average Grade (opt)**	**Average Grade (g/t)**	**Contained Ounces Gold**
0.300	**468,000**	**0.450**	**15.43**	**211,000**
0.250	**616,000**	**0.406**	**13.92**	**250,000**
0.200	**914,000**	**0.345**	**11.83**	**315,000**
0.150	**1,534,000**	**0.274**	**9.39**	**420,000**
0.100	**2,992,000**	**0.198**	**6.79**	**592,000**
0.050	**8,353,000**	**0.113**	**3.87**	**944,000**
0.025	**15,415,000**	**0.078**	**2.67**	**1,195,000**

Note: opt = ounces of gold per ton and 1 opt = 34.286 grams per metric tonne (g/t)

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website.

Nineteen holes totaling 11,523 feet (3,512 metres) were drilled in 2006 of which two were terminated before completion due to technical difficulties. Of the seventeen holes that were completed to target depth, thirteen of those report one or more intervals grading 1.0 g/t or greater over a minimum drilled intercept of five feet (1.5 metres). Gold grades range from 1.01 g/t to 7.13 g/t over drilled intervals ranging from five feet to 75 feet (1.5 to 22.9 metres). Ten of the thirteen holes have multiple mineralized intervals.

During the period, further engineering studies for the Big Springs resource were initiated and further remedial work was undertaken to re-plug several deep drill holes.

The **Golden Dome** property, located about five kilometres south of the Big Springs property and eight kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed since 2004 includes geophysical surveying, geochemical sampling and seventeen drill holes. Fourteen holes encountered Lower Plate rocks beginning approximately 400 to 600 metres below surface. All of the holes contain strongly anomalous gold and arsenic values in Lower Plate rocks or within structural zones in the Upper Plate rocks. These results are considered highly encouraging in that they may reflect leakage from a Carlin style gold deposit at depth.

During June and July 2007, the company completed a drill program of eight holes to establish the orientation of a number of gold-bearing structures.

The **Mac Ridge** property lies immediately east of the Big Springs claim group and was the location of the first mining in the Big Springs area from a small pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery at Mac Ridge of significant gold at surface in Lower Plate rocks at the Lower Mac prospect. The prospect is approximately 1,500 metres east of the former Mac Ridge pit. The gold-bearing outcrop was discovered by prospecting within gold-in-soil geochemical anomalies.

Follow-up work carried out during the 2006 program comprised geological mapping, soil and rock sampling and hand trenching. The geologic mapping established the presence of a thick section of the Hanson 2 Formation over a distance of at least 1,500 metres. The Hanson 2 Formation is part of the Lower Plate rocks and is the principal host for the gold deposits in the Jerritt Canyon district.

Results from the 2006 soil geochemical sampling produced several new gold-in-soil anomalies. Prospecting within these anomalies discovered two new altered outcrops of Lower Plate rocks, which have been sampled.

Four trenches were hand-dug within two of the gold-in-soil anomalies. The first trench returned an average of 2.16 g/t over 60 feet (18.3 metres). The second trench, 900 feet (274 metres) to the northwest of the first trench, returned 0.438 g/t gold over 25 feet (7.6 metres) including five feet (1.5 metres) at 1.1 g/t. Trench three returned 1.79 g/t over 25 feet (7.6 metres) and Trench four had 0.98 g/t over ten feet (three metres). The Company is planning a 20-hole drill program to test these gold-bearing outcrops in August 2007.

In 2006, the Company acquired the **Carlin East** ("CE") property located in Nevada's Carlin Trend, arguably one of the most prolific gold districts in the world. The property comprises 108 claims and lies about five kilometres east of the Betze-Post deposit. The acquisition was based on compelling technical data suggesting that the CE property is underlain at prospective depths by permissive Lower Plate rocks. Lower Plate rocks host most of the major gold deposits in the Carlin Trend.

In late 2006, a ground-based gravity survey was undertaken over part of the property before being terminated due to weather conditions. The data collected indicates the presence of a gravity high which supports the hypothesis that the project area is underlain by prospective Lower Plate rocks.

In 2007, the Company completed further gravity surveying, mapping and rock sampling. At least one hole will be drilled in the third quarter for stratigraphic purposes.

At the **Dorsey Creek** property, located three kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in 2004 and 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The anomalous gold grades encountered to date confirm that the large gold system identified by surface work continues to depth. One deep drill hole was completed in 2006, but did not return any significant gold values. The Company plans to seek a partner on this property.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Surface investigation of these areas was carried out and as a result the claim block was reduced to 53 claims in size. The company has entered into an option agreement whereby the optionees may earn up to a 70% interest in the property by incurring US$1,000,000 in exploration expenditures before March 1, 2009. The optionees are planning a detailed mapping program over the claims followed by a deep drilling campaign in 2007.

The **Island Mountain** property is a low grade, gold prospect located about 20 kilometres north-east of the Big Springs property. The Company plans to seek a partner on this property.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Jun-07	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$224,983	$194,023	$101,306	$131,291	$171,006	$246,791	$187,061	$166,489
Stock-based compensation	$378,746	$83,079	$83,079	$94,545	$107,067	$170,414	$460,888	$275,362
Loss for the quarter	$603,729	$277,102	$184,385	$225,836	$278,073	$417,205	$647,949	$441,851
Loss per share	$0.02	$0.01	$0.01	$0.01	$0.01	$0.02	$0.03	$0.02

Results for the Company's first quarter ending in March include the costs of the Company's annual filings, preparation of annual general meeting materials, and certain investor relations costs, which are not experienced in the other quarters, therefore, the loss for this quarter is traditionally higher than for the other quarters. The Company earned higher interest on excess cash on hand during fiscal 2006 than in fiscal 2007 and 2005. Interest income increased in the second quarter of 2006, due to the completion of private placements that increased the Company's cash position by $11,267,800, and has declined each quarter since the third quarter of fiscal 2006. The Company experienced lower consulting fee expense in the quarter ending December 31, 2006 due to a one-time expense incurred in the fourth quarter of 2005 that was not experienced in 2006. During the quarter ending June 30, 2007, the Company experienced a $38,863 foreign exchange loss with the weakening of the U.S. dollar. These factors primarily address the variances in the loss before stock-based compensation for the quarters presented.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarter ended December 31, 2005 than in the other quarters presented. Excepting the current quarter, the overall decrease in stock-based compensation over the quarters presented reflects the general reduction in stock option grants through 2005 and 2006, and the fact that options granted in fiscal 2003 and 2004, for the most part, became fully vested in 2005. During the quarter ending June 30, 2007, the Company granted 1,450,000 stock options, 25% of which vested immediately, which resulted in the expensing of $378,746 in stock-based compensation.

CURRENT QUARTER ANALYSIS

The Company's operations during the quarter produced a loss of $603,729 or $0.02 per share compared to a net loss of $278,073 or $0.01 per share for the same quarter in 2006. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in the loss from the same quarter of 2006 resulted from a general reduction in administrative costs, which was offset by a decrease in interest income and a significant increase in stock-based compensation expense.

The most notable decreases in general and administrative expenses for the quarter under review were in professional fees, which were down by $10,263, promotion and public relations, which decreased by $13,391, and travel and accommodation costs, which decreased by $7,953 compared to the same quarter in 2006. Interest income was lower by $50,501 compared to 2006 due to the reduction in funds on hand from the private placement that closed in the second quarter of 2006. Consulting fees increased by $18,550, due mostly to a one-time report commissioned by the Company, and the foreign exchange loss increased by $26,075 over 2006 due to the weakening of the U.S. dollar. Stock-based compensation expense increased compared to the prior-year quarter due to the granting of 1,450,000 options during the current quarter. The estimated expense for those options that vested in the quarter totalled $378,746 for Q1 2007 compared to $107,067 for Q1 2006.

During the quarter, the Company continued its field work in Nevada, which included geological and geochemical work, remediation, environmental and permitting work, and technical compilation work on the properties. A total of $572,603 was spent on the properties during the current quarter, which includes $47,319 for stock-based compensation relating to geological personnel. This compares to $1,114,015

and $41,699, respectively, incurred in the same quarter of 2006. A detailed breakdown of the various exploration costs by property is included in the mineral property schedule in the Company's interim financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at June 30, 2007 was $3,751,169 compared to $5,586,311 at December 31, 2006. The reduction for the period of $1,835,142 results from the cash cost of operations of $408,950 and the additional cash investments in long-term assets of $1,492,692 exceeding the $66,500 in proceeds received upon the exercise of stock options in the period. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next two years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2006 operating costs) of $169,240 over the remaining term as follows:

Fiscal Year		Amount
2007	$	70,657
2008		73,573
2009		25,010
	$	169,240

The Company has contracts with management that call for an aggregate of $19,167 per month. One contract is for a rolling three-year term that renews automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate this contract without cause, it would become liable for the total amount payable under the contract for the remaining term. The second contract calls for severance obligations equal to 12 months of remuneration plus one additional month of remuneration for every year of service to the date of termination.

The Company has mineral expenditure requirements under its Big Springs property agreement, which calls for exploration expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

The Company also has mineral expenditure requirements under its Carlin East property agreement, which calls for cash payments of US$425,000 and exploration expenditures of US$3,000,000 over the next five years. During the coming fiscal year, the agreement calls for a cash payment of US$50,000 and exploration expenditures of US$250,000. In addition, the agreement calls for advance royalty payments of US$150,000 per year beginning in fiscal 2013. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at June 30, 2007 and the date hereof, the Company had 32,706,170 (diluted – 37,638,420) common shares issued and outstanding versus 32,486,170 (diluted – 42,058,489) at December 31, 2006. The increase in the issued and outstanding shares reflects the exercise of 190,000 stock options and the

issuance of 30,000 shares under the Carlin East property agreement during the period. The decrease in the diluted shares also reflects the issuance of 1,450,000 stock options and the expiry of 685,000 stock options and 5,215,069 share purchase warrants during the period.

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at June 30, 2007 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the period include management fees and salaries of $104,336 ($123,000 in 2006) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These amounts include payments to two directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage some of these functions. The reduction in the 2007 expense is due to the resignation of a paid director late in the previous fiscal year. The Company also paid $32,615 ($104,070 in 2006) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The higher balance in fiscal 2006 results from additional legal fees incurred on the private placement that closed in that quarter. The Company received $24,000 ($24,000 in 2006) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

CHANGES IN ACCOUNTING POLICIES

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on the Company's financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable and accrued liabilities. Cash and reclamation bonds earn interest at market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in US dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company's Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company evaluated the disclosure controls and procedures for the fiscal year ended December 31, 2006. They were satisfied that the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information was made known to them on a timely basis.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS AND PROCEDURES

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended December 31, 2006. No material weaknesses in the design were identified. While management continues to review and refine its internal controls and procedures, there have been no changes in the Company's internal control procedures over financial reporting that occurred during the

current quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company, a more comprehensive list of which is included in the Company's Annual Information Form as filed on www.sedar.com:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act and Alberta Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information and forward-looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information or forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng. President & CEO

82-35017

Form 52-109F2 – Certification of Interim Filings

I, **Michael P. Raftery,** Chief Financial Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

"Michael P. Raftery"

Michael P. Raftery, Chief Financial Officer

82-35017

Form 52-109F2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

END